Ur-Energy Announces New Chief Financial Officer,
 General Counsel and Corporate Secretary

Denver, Colorado (CCNMatthews – May 22, 2007) Ur-Energy Inc. (TSX:URE) (“Ur-Energy” or “the Company”) is pleased to announce that Roger L. Smith has joined Ur-Energy as the Company’s new Chief Financial Officer, and Paul G. Goss has joined the Company as General Counsel and Corporate Secretary. Both individuals will be located in the Littleton, Colorado USA office.

John McNeice, CA, CPA served as Ur-Energy’s Chief Financial Officer since inception in 2004 and subsequently also became Corporate Secretary. He has helped with the evolution of the Company from its early stages through the Company’s initial public offering to its status today as an emerging junior mining producer. “We appreciate John McNeice’s guidance and hard work in advising Ur-Energy to date,” stated Bill Boberg, President and Chief Executive Officer, “John has been an integral part of Ur-Energy’s financial integrity and success. Management and the Board of Directors of the Company extend their sincere gratitude to John.”

Mr. McNeice will remain as a consultant to Ur-Energy to assist in an effective transition to Mr. Smith and Mr. Goss, and on a going forward basis to assist on certain accounting matters for the Company.

Roger Smith, CPA, MBA has 25 years of mining and manufacturing experience including finance, accounting, IT, ERP and system implementations, mergers and acquisitions, audit and tax, and public and private reporting in international environments. He comes to Ur-Energy after having served as Director of Financial Planning & Analysis for Luzenac America, Inc., a subsidiary of Rio Tinto Minerals. Mr. Smith has also held such positions as Vice President Finance, Corporate Controller, Accounting Manager and Internal Auditor with other mining companies such as Luzenac America, Inc., Vista Gold Corporation, Westmont Gold Inc., and Homestake Mining Company. He also has a Master of Business Administration and Bachelor of Arts in Accounting from Western State College, Gunnison, Colorado.

Paul G. Goss, Esq. has over 25 years of diversified experience in complex business, real estate and natural resources transactions, including more than five years with a national-practice firm. Mr. Goss has represented clients in commercial litigation, arbitration and mediation, involving real estate, securities, environmental law, corporate law, oil and gas, mining, and class actions in both State and Federal Courts. He obtained his Juris Doctor and graduated cum laude from the University of Denver College of Law as well as a Masters of Business Administration from Indiana State University.

“We are very happy to have Roger and Paul join the company,” stated Mr. Boberg. “Their background and experience complement our strong technical team.”

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring two uranium deposits in Wyoming into production by 2009. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.